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                            UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

        Under section 12(b) or (g) of the Securities Exchange Act of 1934

                            REVOLUTION FIGHTING, INC.
                            -------------------------
                 (Name of Small Business Issuer in its charter)

             Delaware                                    68-0526359
             --------                                    ----------
  (State or other jurisdiction           (I.R.S. Employer Identification Number)
of incorporation or organization)

                 7400 Scio Church Road Ann Arbor, Michigan 48103
                 -----------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (734)-786-1461
                                 --------------
                            Issuer's Telephone Number

        Securities to be registered under section 12(b) of the Act: None

           Securities to be registered under section 12(g) of the Act:

                          Common shares, par value $.01

                        Preferred Shares, par value $.01
                               (Title of Classes)



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                           FORWARD LOOKING STATEMENTS


This registration statement includes "Forward Looking Statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expect" or "do not expect, "is expected," "anticipate" or "do not anticipate," "plan," estimate," or "intend," or stating that certain actions, events, or results "may," "could," "would," "might," or "will" be taken, occur, or be achieved) are not statements of historical fact and may be "forward looking statements." Such statements are included in this registration statement in, among other sections, those entitled "Management's Discussion and Analysis or Plan of Operations" and "Description of Business." Forward-looking statements are based on expectations, estimates, and projections at the time the statements are made that involve a number of risks and uncertainties that could cause actual results or events to differ materially from those currently anticipated. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurances that such expectations will prove to have been correct.

                                     PART I


ITEM 1     DESCRIPTION OF BUSINESS

OUR BUSINESS

Revolution Fighting, Inc. was organized on June 7, 2002. We are a development-stage media and entertainment company. Our primary business is to develop, produce, and market sports entertainment products, primarily in sports such as extreme fighting (a no-holds-barred combination of martial arts and wrestling), professional boxing, and mixed martial arts. We intend to plan, promote, manage, and coordinate professional combat sports events for live audiences and television broadcast.

We have one part-time employee. We outsource all production, athletic, logistics, and broadcast functions.

PRODUCT-MARKETING ACTIVITIES

We have functioned primarily as a marketing organization, and our objective is to establish our company as a recognized brand of high-quality, exciting events in combat sports. Whether we succeed will depends on our ability to market our events and recorded products.

Combat sports, including boxing, are among the world's most popular spectator sports and have broad-based international appeal. Boxing is a feature of programming on many of the major television networks and has proven to be a powerful vehicle for subscription and pay-per-view television. In the U.S. market, the leading premium networks, HBO and Showtime, use boxing as core programming, and it generates high ratings. Boxing is also a major component of pay-per-view television. The ten biggest-grossing pay-per-view events of all time are professional boxing matches. Combat sports are also featured in the emerging field of reality television.

Our operations are organized around two principal activities: creating, marketing, and distributing both live and televised entertainment, and building and developing intellectual property related to combat sports.

LIVE EVENTS

Live events have formed the basis of our business and would provide content for both television and pay-per-view programming. Events may employ special effects, including lighting, pyrotechnics, and powerful entrance music. We would promote our live events through a variety of media, including television, radio, print, public relations, athlete appearances, and the Internet. Revenues from live events would primarily be derived from ticket sales averaging approximately $35.00 per ticket.


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We may also sell or license to television broadcast networks, for a flat fee, rights to broadcast our events live or on a delayed basis, and may sell advertising on our ring or banners above the ring to corporate sponsors seeking to reach our audience.

We have staged two professional sporting events since inception. On July 13, 2002, we staged "Revolution Fighting--The Beginning." The show consisted of eight bouts of professional extreme fighting. The event was held at the Stardust Hotel and Casino in Las Vegas, Nevada. We videotaped the show for release to the home video market. On December 6, 2002, we staged a professional boxing show called "The Battle of the Covergirls" at the Pontiac Silverdome in Pontiac, Michigan. The event was broadcast on pay-per-view television in the United States.

We expect to stage early in 2005 an event featuring at least eight bouts of professional bouts of extreme fighting. Professional boxer Mia St. John has agreed to compete in the main bout at this event. Mia St. John is a well-known figure in the world professional boxing.

RECORDED PRODUCT SALES

We anticipate developing a video library containing our programming from our live events. This library currently consists of one title, "Revolution Fighting--The Beginning." We would use this library to produce and sell home-video and video-on-demand products. We also intend to create new video products compiled from original footage from different events. We intend to create master tapes and have vendors duplicate and distribute the videos to retailers nationwide.

COMPETITION

The combat-sports industry is dominated by a handful of promoters who work with the leading television networks and venues. There are approximately ten major boxing promoters in the world, most of them based in the U.S. Our major competitors are Don King Productions, Golden Boy Promotions, Top Rank, Inc., and New Jersey Sports Productions, Inc. (doing business as Main Events). Extreme fighting has fewer promoters due to its recent growth. Promoters of extreme fighting events that compete with us in the U.S are Zuffa Inc. and King of the Cage. There are also a handful of smaller, regional, and grassroots events in both boxing and extreme fighting that compete with us.

BUSINESS GROWTH STRATEGY

Our plan for growth focuses on expanding our primary fighting business by taking the following steps:

         o    creating exciting boxing and extreme-fighting live events

         o increasing sales of media rights to, and sponsorship of, future events

         o focusing efforts on the reality television market by developing programming and live events

         o acquiring other combat-sports promoters in an effort to increase market share

         o    creating merchandising through licensing arrangements

         o creating and distributing other fighting-related content such a motion pictures and instructional media

         o developing other channels of distribution, such as video on demand and foreign licensing


BUSINESS DEVELOPMENT COMPANY

We intend to file with the Securities and Exchange Commission (the "SEC") a Form N-54 stating that we are electing to be regulated as a "business development company, or "BDC," under the Investment Company Act of 1940. We propose to make strategic investments in start-up, development-stage, and, in certain circumstances, distressed companies in the combat-sports sector, and in sports and entertainment companies more generally.

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Additionally, our status as a business development company would allow us to raise the additional capital necessary to allow us to implement this part of our business plan, in that business development companies are permitted to issue in any 12-month period, without registration under the Securities Act, shares with an aggregate offering price of up to $5,000,000. Consequently, we intend to file a Form 1-E under the Securities Act notifying the SEC of our intent to sell under this exemption up to $5,000,000 of our common stock.

A business development company is defined and regulated by the Investment Company Act. A business development company must be organized in the United States for the purpose of investing in or lending to primarily private companies and making managerial assistance available to them.

As a business development company, would not be permitted to acquire any asset other than "qualifying assets" unless at the time we make the acquisition the value of our qualifying assets represent at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business would be as follows:

         o securities purchased in transactions not involving any public offering, the issuer of which is an eligible portfolio company

         o securities received in exchange for or distributed with respect to such securities or on exercise of options, warrants or rights relating to such securities

         o cash, cash items, government securities, or high-quality debt securities (within the meaning of the Investment Company Act), maturing in one year or less from the time of investment.

An eligible portfolio company is generally a domestic company that is not an investment company (other than a small business investment company wholly owned by a business development company) and that meets one of the following criteria:

         o it does not have a class of securities registered on an exchange or a class of securities with respect to which a broker may extend margin credit

         o it is actively controlled by the business development company and has an affiliate of a business development company on its board of directors

         o    it meets such other criteria as may be established by the SEC

To include certain securities described above as qualifying assets for the purpose of the 70% test, a business development company must make available to the issuer of those securities significant managerial assistance such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company or making loans to a portfolio company.

Once we become a business development company, we would be periodically examined by the SEC for compliance with the Investment Company Act.

As with other companies regulated by the Investment Company Act, a business development company must adhere to certain substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the Investment Company Act; our directors currently satisfy that requirement. Additionally, we would be required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we would be prohibited from protecting any director or officer against any liability to our company or our shareholders arising from willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that person's office.

We would not be able to change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless authorized by vote of a "majority of the outstanding voting securities," as defined in the Investment Company Act.

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REPORTING REQUIREMENTS

As an issuer whose securities will be registered under section 12(g) of the Exchange Act, we will be required to file periodic reports with the SEC. In addition, the National Association of Securities Dealers, Inc. (the "NASD") requires that all issuers maintaining quotations of their securities on the Over-the-Counter Bulletin Board file periodic reports under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or 1- 202-942-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

SMALL BUSINESS ISSUER

The SEC's integrated disclosure system for small business issuers, which was adopted in Release No. 34-30968 and became effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. Our company constitutes a "small business issuer."

SARBANES-OXLEY ACT

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a wide variety of new regulatory requirements on publicly held companies and their insiders. Many of these requirements will affect us. For example:

         o our chief executive officer and chief financial officer must now certify the accuracy of all of our periodic reports that contain financial statements

         o our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures

         o we may not make any loan to any director or executive officer and we may not materially modify any existing loans

The Sarbanes-Oxley Act has required us to review our current procedures and policies to determine whether they comply with the Sarbanes-Oxley Act and the new regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take whatever actions are necessary to ensure that we are in compliance.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Any potential investor should carefully consider the risks and uncertainties described below before purchasing any shares of our common stock.

WE HAVE INCURRED LOSSES AND HAVE A WORKING CAPITAL DEFICIT AND AN ACCUMULATED STOCKHOLDERS' DEFICIT.

We incurred losses in fiscal years 2002 and 2003 of $442,343 and $237,451 respectively. As of July 30, 2004, we had a working capital deficit of $498,727 and an accumulated stockholders' deficit of $498,727. In addition, we expect to increase our expenses to fund our anticipated events and products. As a result, we may not be able to generate profits in 2004 or thereafter and may not be able to support our operations, or otherwise establish a return on invested capital.

Although we had nominal revenues of $12,000 in 2002, we have had no revenue in 2003 or 2004.

IF WE DO NOT SECURE SIGNIFICANT ADDITIONAL FINANCING, IT IS LIKELY THAT WE WILL HAVE TO DISCONTINUE OUR BUSINESS OPERATIONS.

We estimate that to stage an extreme-fighting event in early 2005 and to complete our first video product, we will require approximately $300,000 of debt or equity financing over the next three to six months. Although we are actively seeking that financing, if it is not available or obtainable our investors may lose a substantial portion or all of their investment and our business may fail. We cannot assure you that we will be able to obtain the required financing on a timely basis, or if obtainable, that the terms will not materially dilute the equity of our current stockholders. If we are unable to obtain financing on a timely basis, we may have to significantly or entirely curtail our retail initiatives, which could result in our having to discontinue our operations.

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THERE IS SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

There is substantial doubt as to our ability to continue as a going concern, given our current financial condition and our need for additional funding. If we are unable to continue as a going concern, investors in our common stock will likely lose their entire investment. We have indicated in our financial statements that there is substantial doubt about our ability to continue as a going concern. In addition, the auditors' report includes an explanatory paragraph that indicates that there is substantial doubt about our ability to continue as a going concern.

THE TWO EVENTS WE HAVE HELD WERE NOT PROFITABLE.

Whereas we derived $12,000 from the two live events that we have staged, those revenues were far less than the costs we incurred in staging the events, which were funded by advances from Peter Klamka, our president and chief executive officer. We can give no assurances that any future live events that we stage will be profitable.

OUR MANAGEMENT HAS LIMITED PROMOTIONAL EXPERIENCE AND CONSUMERS MAY NOT DESIRE TO ATTEND OUR EVENTS OR BUY OR OUR RECORDED PRODUCTS.

Our projected growth depends in large measure upon our management's ability to conceive of and execute events that will be of interest to sports fans and the general public. Although we believe that our events and programs will be accepted by consumers, other factors, such as competition from other live event and televised programming, injury to a key athlete, and weather, that may prevent us from staging events or being successful in doing so.

WE MAY BE UNABLE TO SECURE THE SERVICES OF POPULAR ATHLETES TO COMPETE AT OUR EVENTS.

Our projected growth and business success depends in large measure on our being able to secure the services of popular boxers and mixed martial artists to compete in our events. If we are unable to do so, we may not be able to realize the anticipated revenues; this may prevent us from holding future events and may require us to curtail or discontinue our business operations.

WE DEPEND ON THE SERVICES OF PETER KLAMKA.

If we lose the services of Peter Klamka, our officer, director, and principal shareholder, it could adversely affect our business performance. We currently depend heavily on his services, as well as his ability to fund our cash requirements from time to time, as he has done in the past. (To date, Mr. Klamka has provided us $521,724 of debt financing that is non-interest bearing and is payable on Mr. Klamka's demand.)

PETER KLAMKA CONTROLS OUR COMPANY AND WILL CONTINUE TO BE ABLE TO DO SO IN THE FUTURE.

Peter Klamka currently owns share of our capital stock representing __% of the voting power. Consequently, Mr. Klamka controls our management and affairs and all matters requiring shareholder approval, including significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing our change in control and might affect the market price of our common stock.

Furthermore, Mr. Klamka, in his capacity as owner of all outstanding shares of our Series A convertible preferred stock, is entitled to appoint two members of our three-member board of directors. This effectively ensures that Mr. Klamka would retain control over our management and affairs even if our issuance of additional shares were to result in his owning less than a majority of our voting power. (In significant matters, our shareholders conceivably could act independently of our board.) As long as he holds a majority of the shares of our Series A convertible preferred stock, Mr. Klamka would retain his right to appoint a majority of our board, since (1) our bylaws specify that our board is to consist of no more than three members and (2) our certificate of incorporation provides that any amendment of any provision of our bylaws relating to the size of our board must be approved by a majority of the outstanding shares of common stock and Series A convertible preferred stock, voting together as a class and voting separately.

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WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS.
THIS COULD MAKE IT MORE DIFFICULT FOR US TO SUSTAIN OUR BUSINESS OPERATIONS.

Due to our limited operating history in the sports entertainment market and uncertainty regarding whether the market will accept our events and products, we may not be able to accurately forecast our future operating results. If net sales from our video products and our events fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending, raise more capital than anticipated, or do both. We may not be able to do either in a timely manner, or at all, in which case we would have to curtail or suspend certain or all of our business operations.

WE FACE INTENSE COMPETITION FROM OTHERS SEEKING TO PROVIDE SIMILAR EVENTS AND PROGRAMMING.

We face intense competition in the market for live and televised sports entertainment from a variety of promoters such as Don King Productions, Zuffa Inc., Top Rank, Inc., and Golden Boy Promotions. In addition, we face competition from other sporting events such as football and basketball and other forms of televised entertainment. Many of our competitors are large businesses with vastly greater experience and capital resources than we possess. We can give no assurances that we will be able to compete with such companies.

THERE IS A SIGNIFICANT GAP BETWEEN PAY-PER-VIEW AIRINGS AND THE COLLECTION OF REVENUE FROM CABLE OPERATORS.

There is usually a six- to 24-month gap between the airing of a pay-per-view sporting event and distribution of revenues to the company producing the event. If we are unable to obtain receivable financing on a timely basis, we may have to significantly curtail our events, which would adversely affect our business.

SOME JURISDICTIONS HAVE BANNED EXTREME FIGHTING, AND OTHERS MAY FOLLOW SUIT.

Some states, including Oregon and Illinois, have banned extreme fighting, and others may follow suit. Such legislation could restrict the number of states in which we can hold extreme-fighting events. There are no such restrictions on boxing events.

NO MARKET CURRENTLY EXISTS FOR OUR SECURITIES AND WE CANNOT ASSURE YOU THAT SUCH A MARKET WILL EVER DEVELOP, OR IF DEVELOPED, WILL BE SUSTAINED.

There is currently no trading market for our securities. We have filed this registration statement with the SEC to become a reporting company under the Exchange Act, and intend to file related documents with the NASD to apply for listing on the NASD's Over-the-Counter Bulletin Board. We cannot assure you that our registration statement will be declared effective by the SEC or that our listing application will be approved by the NASD. Consequently, holders of shares of our common stock may not be able to trade in our shares or otherwise liquidate their investment in us in the event of an emergency or at any time, and shares of our common stock will not be readily acceptable as collateral for loans. Furthermore, we cannot assure you when and if a trading market in our shares will be established, or whether any such market, if established, will be sustained or sufficiently liquid to enable holders of shares of our common stock to liquidate their investment in our company. And if a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock by members of management or others under Rule 144 promulgated under the Securities Act may have a substantial adverse impact on any such market.

IF OUR SHARES OF COMMON STOCK ARE ACTIVELY TRADED ON A PUBLIC MARKET, THEY WILL IN ALL LIKELIHOOD BE PENNY STOCKS.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. SEC regulations generally define a penny stock to be an equity security that has a market or exercise price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has net tangible assets of at least $2,000,000, if that issuer has been in continuous operation for three years. Unless an exception is available, the regulations require delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, details of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and


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broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for securities that become subject to the penny stock rules. Since our securities are highly likely to be subject to the penny stock rules, should a public market ever develop, any market for our shares of common stock may be illiquid.

WE HAVE NOT PAID, AND DO NOT INTEND TO PAY, CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by other loan agreements or covenants contained in other securities that we may issue. Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

RISKS RELATED TO OUR OPERATION AS A BUSINESS DEVELOPMENT COMPANY

INVESTING IN PRIVATE COMPANIES INVOLVES A HIGH DEGREE OF RISK.

If, as a business development company, we develop a portfolio, it would consist primarily of investments in private companies. Investments in private businesses involve a high degree of business and financial risk and can result in substantial losses, and accordingly should be considered speculative. There is generally no publicly available information about the kinds of companies that we would expect to invest in, and we would rely significantly on the diligence of our employees and agents in obtaining information in connection with our investment decisions.

OUR PORTFOLIO OF INVESTMENTS WOULD BE ILLIQUID.

The majority of any investments in our portfolio may be subject to restrictions on resale or otherwise have no established trading market. We would typically exit our investments when the portfolio company has a liquidity event such as a sale, recapitalization, or initial public offering of the company. The illiquidity of our investments may adversely affect our ability to dispose of debt and equity securities at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in the portfolio, the proceeds of such a liquidation would be significantly less than the current value of such investments.

WE OPERATE IN A COMPETITIVE MARKET FOR INVESTMENT OPPORTUNITIES.

As a business development company, we would be competing for investments with a large number of investment banks, equity and non-equity based investment funds, and other sources of financing, including traditional financial services companies such as commercial banks. Many of our potential competitors have greater resources than we do. Increased competition would make it more difficult for us to purchase or originate investments at attractive prices. As a result of this competition, we may sometimes be precluded from making otherwise attractive investments.

WE MAY CHANGE OUR INVESTMENT POLICIES WITHOUT FURTHER SHAREHOLDER APPROVAL.

Although we would be limited by the Investment Company Act with respect to the percentage of our assets that must be invested in qualified investment companies, we would not be limited with respect to the minimum standard that any investment company must meet, nor the industries in which those investment companies must operate. We may make investments without shareholder approval and such investments may deviate significantly from our historic operations. Any change in our investment policy or selection of investments could adversely affect our stock price, liquidity, and the ability of our shareholders to sell their stock.

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OUR INVESTMENTS MAY NOT GENERATE SUFFICIENT INCOME TO COVER OUR OPERATIONS.

We intend to make investments into qualified companies that would provide the greatest overall return on our investment. However, certain of those investments may fail, in which case we will not receive any return on our investment. In addition, our investments may not generate income, either in the immediate future, or at all. As a result, we may have to sell additional stock, or borrow money, to cover our operating expenses. The effect of such actions could cause our stock price to decline or, if we are not successful in raising additional capital, we could cease to continue as a going concern.


ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following plan of operation provides information that we believe is relevant to an assessment and understanding of our financial condition. It should be read in conjunction with our financial statements and notes thereto appearing in this registration statement.

Revolution Fighting Inc. is a sports entertainment company. We intend to plan, promote, and execute combat sports events for live and television audiences. We also intend to market our events on home video and DVD. As of December 31, 2002, we had generated revenue of approximately $12,000 from holding two live events. The costs incurred in staging those events far exceeded the revenues earned; those costs were advanced by Peter Klamka, our chairman and chief executive officer. We generated no revenues in 2003 or 2004.

Currently our only ongoing costs are the rent for our premises, but we propose to stage another extreme-fighting live event early in 2005. This would require us to rent an arena, incur travel, marketing, promotion, and insurance costs, pay any regulatory fees, secure video and broadcasting equipment, and hire medical, video, and other personnel.

We expect that our total costs would be approximately $100,000. We anticipate that our gross revenues from ticket sales, sale of broadcasting rights, and other sources could equal between $175,000 and $200,000.

We intend to devote an additional $50,000 to pay-per-view broadcasting of the event via satellite and also via the Internet. This amount would go towards purchasing satellite time as well as marketing and promotion costs.

We currently do not have the funds to pay the costs associated with our proposed event. We could apply towards those costs any revenues received in advance of the event, such as revenues from ticket sales and sponsorship. We do not expect, however, that those revenues will be sufficient, so we will need to raise additional capital in order to be able to stage the event. We propose to raise capital by selling shares of our common stock; once we are regulated as a business development company, we would be able to issue those shares without registering them under the Securities Act.

We also propose completing our first video product. We expect that that process--which would involve editing the footage, preparing the box and materials, creating DVD special features, pressing the DVD, and engaging in marketing and promotional activities--would cost approximately $150,000. If the DVD is well received, we would have to incur the cost of pressing more DVDs. There would be a lead time between our shipping DVDs and getting paid by retailers.


ITEM 3     DESCRIPTION OF PROPERTY

We lease from an unrelated third party approximately 750 square feet of office space at 7400 Scio Church Road in Ann Arbor, Michigan. Our lease is on a month-to-month basis, and it may cancelled at any time by us or the landlord.


ITEM 4     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table states, as of November 4, 2004, the number and percentage of shares our common stock and preferred owned by each person owning at least 5% of our outstanding shares of common stock and Series A preferred stock, each officer and director owning stock, and all officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after November 4, 2004, are deemed outstanding, but those shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The number and percentage of shares beneficially owned are based on the aggregate of 3,686,850 shares of common stock and 1,000,000 shares of Series A preferred stock outstanding as of November 4, 2004.



                                     Number of Shares
       Name and Address             Beneficially Owned             Class of Stock           Percentage of Class
------------------------------- ---------------------------- ---------------------------- -------------------------
Richard Klamka                          800,000                      Common                        21.7%
777 Eisenhower Pkwy
Suite 102
Ann Arbor, MI 48103
------------------------------- ---------------------------- ---------------------------- -------------------------
Lisa Black                              600,000                      Common                        16.3%
777 Eisenhower Pkwy
Suite 102
Ann Arbor, MI 48103
------------------------------- ---------------------------- ---------------------------- -------------------------
Peter Klamka                            3,286,850(1)                 Common                        70.1%
777 Eisenhower Pkwy                     1,000,000                    Preferred                      100%
Suite 102
Ann Arbor, MI 48103
------------------------------- ---------------------------- ---------------------------- -------------------------
All directors and officers as           3,286,850(1)                 Common                        70.1%
a group (one person)                    1,000,000                    Preferred                      100%
------------------------------- ---------------------------- ---------------------------- -------------------------

(1) Includes 1,000,000 shares of our Series A preferred stock, each convertible at any time at the option of the holder into one share of common stock.


ITEM 5     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information contains the name, age, business experience, functions, and areas of experience, and principal other business activities of each of our directors and member of our senior management.

Peter Klamka, age 35, has been our president, chairman of the board, secretary, treasurer, chief financial officer, and chief executive officer since our company was formed. He has also been the president, chairman of the board and chief executive officer of Legend Mobile, Inc. (OTCBB:LGMB.OB) since it was formed in May 1997. Through its subsidiary Legend Credit, Inc., Legend Mobile develops and markets stored-value cards. Mr. Klamka has been active in creating, marketing and developing various licensed products. He has also bought and sold several businesses, including Sunset Interactive Network Inc., which was sold to American Sports History Inc. (OTCBB: AMSH), and General Display Devices Inc., which was sold to Daktronics Inc. (NASDAQ:DAKT). In 1994, Mr. Klamka founded Wilshire Fragrance and served as its chief executive officer. Mr. Klamka serves on the board of directors of Phoenix Interests, Inc. (PHXI.OB) and Sun Network Group (SNNW.OB). Mr. Klamka received his Bachelor of Arts degree from the University of Michigan.

James D. Tilton, Jr., age 44, has served as our director since October 2004. Mr. Tilton has more than ten years' experience in the securities industry. From 1995 to 1996, he was stockbroker at Morgan Keegan. From 1997 to 1999, he worked independently in the securities industry, specializing in corporate finance and investment banking. Mr. Tilton has been involved in the financing of private and public small-growth companies. Mr. Tilton is president and director of Phoenix Interests, Inc. (PHXI.OB), a business development company active in the thoroughbred racing and online gaming sectors. Since January 1999, Mr. Tilton has also been TuneIn Media, Inc.'s chief executive officer and president. TuneIn Media, Inc. was an interactive media content provider and currently is a dormant company. Mr. Tilton has a B.A. in Political Science with an emphasis in accounting and business from the University of Louisville.

Dennis Brody, age 52, has served as our director since October 2004. In 1997, he founded Dennis Brody Management, a talent manager located in West Hollywood, California, and since then he has acted as its president. Mr. Brody manages and represents actors and writers in all areas of film, television, commercials, and new media. His clients include Pamela Anderson Lee, Jenny McCarthy, Carmen Electra, Cindy Margolis, Tracey Bregman Recht, Bob Keeshan (Captain Kangaroo), Katie Wager, Pat Finn, and Roger Clinton. From 1984 until 1993, he was a producer and manager at Brody/Kenner Enterprises, in Los Angeles, California, where he developed and produced feature film, television, and miniseries projects with HBO, Universal, Vestron, New World, Avenue Pictures, Epic, and others. From 1983 to 1984, he was director of creative affairs at Zupnik Curtis Enterprises, in Los Angeles, California, and from 1975 to 1982 he was a talent agent at the William Morris Agency, in Beverly Hills, California. He received a Bachelor of Arts in radio, film and television from California State University at Northridge, California.

Eric Joffe, age 26, has been our vice president since we were formed. Over the past five years, Mr. Joffe has been involved in a number of entrepreneurial pursuits, including a privately held services company that began operations in 1974. Additionally, Mr. Joffe was previously employed as technical support manager by Creative Solutions Inc., a a provider of outsourced technical services. He is currently employed by Legend Mobile, Inc. (OTCBB: LGMB) as general manager. Mr. Joffe has a Bachelor of Business Administration from Eastern Michigan University, with an emphasis in accounting.

None of our officers or directors has been involved in legal proceedings that impair their ability to perform their duties.

There is no family relationship between any of the officers or directors. One of our shareholders, Richard Klamka, is the brother of Peter Klamka.


ITEM 6     EXECUTIVE COMPENSATION

As of November 4, 2004, we had not since inception paid a salary or any other compensation to any of our officers or directors. As and when our financial condition permits, we intend to pay Mr. Klamka and Mr. Joffe the following amounts as compensation for past services.

NAME                       POSITION                           COMPENSATION
----                       --------                           ------------

Peter Klamka               President, CEO, Director           $175,000

Eric Joffe                 Vice President                     $30,000



ITEM 7     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no relationships, transactions, or proposed transactions to which we were or are to be a party in which any of our officers or directors had or are to have a direct or indirect material interest, except that Peter Klamka has provided us with $521,724 of financing to since we were formed. As of December 31, 2003 and June 30, 3004, Mr. Klamka provided $218,362 and $303,362
(unaudited), respectively, in advances to fund our operations. These advances, which are evidenced by a promissory note, do not accrue interest and are payable on the demand of Mr. Klamka.

Peter Klamka is a director of Phoenix Interests, Inc. The president of Phoenix Interests is James D. Tilton, Jr., a member of our board of directors.

TRANSFER AGENT

We have engaged Old Monmouth Stock Transfer Company, Inc. to act as our stock registrar and transfer agent.

ITEM 8     DESCRIPTION OF SECURITIES

GENERAL

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and bylaws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to those exhibits.

We are authorized to issue 10,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value. As of November 4, 2004, we had issued and outstanding a total of 3,686,850 shares of common stock, which are held by 25 shareholders of record, and 1,000,000 shares of Series A convertible preferred stock, which are held by Peter Klamka, our chairman and chief executive officer.

COMMON STOCK

LIQUIDATION RIGHTS

If our company is liquidated or dissolved, each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to shareholders after all debts and other liabilities have been paid.

DIVIDEND RIGHTS

Our board of directors is not subject to any limitations or restrictions on its right to declare dividends, and subject to the provisions of the Nevada Statutes we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment would render us insolvent. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

VOTING RIGHTS

For each share that they own, holders of shares of our common stock are entitled to cast one vote on all matters that stockholders are entitled to vote on.

OTHER RIGHTS

Shares of common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of common stock.

PREFERRED STOCK

DIVIDENDS

Shares of Series A convertible preferred stock are entitled to participate, on an as-converted basis, in any dividends declared on the common stock.

LIQUIDATION RIGHTS

In the event of a liquidation, dissolution or winding up of our company, holders of Series A convertible preferred stock are entitled to share in our assets, on an as-converted basis, with the holders of shares of common stock.

CONVERSION

Shares of Series A convertible preferred stock are, at the option of the holder, convertible at any time into that number of shares of the common stock equal to the number of the shares of Series A convertible preferred stock being converted.

VOTING

Except as otherwise required by law, holder of shares of Series A convertible preferred stock votes, on an as-converted basis, together with the common stock as a single class.

RIGHT TO APPOINT BOARD MEMBERS

Holders of shares of Series A convertible preferred stock, voting together as a class, are entitled to appoint two members of our board of directors. Our bylaws specify that our board is to consist of no more than three members; as a result, the ability to appoint two board members gives holders of our Series A convertible preferred stock control of our board. Our certificate of incorporation provides that any amendment of any provision of our bylaws relating to the size of our board of directors must be approved by a majority of the outstanding shares of common stock and Series A convertible preferred stock, voting together as a class and voting separately.


                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

LACK OF MARKET FOR OUR COMMON STOCK

There is no established public trading market for our securities. We intend to seek a market maker to apply to the NASD for a listing on the Over-the-Counter Bulletin Board. Our shares are not and have not been listed or quoted on any exchange or quotation system.

HOLDERS OF OUR COMMON STOCK

As of the date of this registration statement, we had 25 registered shareholders.

RULE 144 SHARES

As of the date of this registration statement, a total of 3,742,850 restricted shares of our common stock are issued and outstanding. Those shares will be available for resale to the public in accordance with the volume and trading limitations of Rule 144 of the Securities Act. In general, under Rule 144 as currently in effect a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of our common stock then outstanding, which in our case would equal, as of the date of this registration statement, approximately 37,428 shares, and (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about our company.

Under Rule 144(k), a person who (1) is not an "affiliate" (as that term is defined in the Securities Act) of an issuer at any time during the three months preceding a sale and (2) has beneficially owned the shares to be sold for at least two years is entitled to sell shares of that issuer without complying with the manner of sale, public-information, volume-limitation, or notice provisions of Rule 144. A total of 3,790,000 of the 4,375,480 outstanding shares of our common stock are owned by three of our "affiliates."

DIVIDENDS

To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our board of directors will have the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend on our earnings, capital requirements, and other factors that our board of directors deems to be relevant.

PENNY STOCK DISCLOSURE

Effective August 11, 1993, the SEC adopted Rule 15g-9, which defined a "penny stock," for our purposes, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require (1) that a broker or dealer approve a person's account for transactions in penny stocks, and (2) that the broker or dealer receive from the investor a written agreement to the transaction stating the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must (1) obtain financial information and investment experience and objectives of the person and (2) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market that states the basis on which the broker or dealer made the suitability determination and confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


ITEM 2     LEGAL PROCEEDINGS

We are not involved in any legal proceedings.


ITEM 3     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since our company was formed.


ITEM 4     RECENT SALES OF UNREGISTERED SECURITIES

During the period from inception to December 31, 2002, we issued 3,400,000 shares of our common stock to our founders for $34,000 in cash and issued 19,850 shares of our common stock for proceeds of $17,350 in cash. These shares were issued under the exemptions from registration provided by Regulation D promulgated under the Securities Act and section 4(2) of the Securities Act.

During the period from inception to December 31, 2002, we issued 267,000 shares of our common stock to consultants for services rendered. We valued those services at $133,500, with the value of the shares being based on the most recent price at which shares of our common stock were issued in a private placement. These shares were issued under the exemptions from registration provided by Regulation D promulgated under the Securities Act and section 4(2) of the Securities Act.

In August 2004, we issued 565,000 shares of common stock as consideration for services rendered. We valued those services at $56,500. These shares were issued under the exemptions from registration provided by Regulation D promulgated under the Securities Act and section 4(2) of the Securities Act.

On November 4, 2004, we issued 1,000,000 shares of Series A convertible preferred stock in consideration of Mr. Klamka's extraordinary service to our company, including without limitation Mr. Klamka's making an aggregate of $303,362 in interest-free loans to our company. These shares were issued under the exemptions from registration provided by Regulation D promulgated under the Securities Act and section 4(2) of the Securities Act.

ITEM 5     INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted under the Delaware General Corporation Law, our certificate of incorporation and bylaws provide for indemnification of a director or officer under certain circumstances with reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. In addition, our certificate of incorporation and bylaws provide for elimination of directors' liability to our company or our stockholders for monetary damages, except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted for directors, officers and controlling persons of our company under our certificate of incorporation and bylaws or under any contract, arrangement, statute, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any such action, suit or proceeding) is asserted by any of our directors, officers, or controlling persons in connection with the securities being registered under this registration statement, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether that indemnification is against public policy as expressed in the Securities Act and that question will be covered by the final adjudication by that court of such issue.

                            REVOLUTION FIGHTING, INC.
                              FINANCIAL STATEMENTS
                        YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 7, 2002) TO DECEMBER 31, 2002 AND
                   THE SIX MONTHS ENDED JUNE 30, 2004 AND THE
                   SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)







                                    CONTENTS

                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT:

     Report on Audited Financial Statements                                  F-1

FINANCIAL STATEMENTS:

      Balance Sheet as of December 31, 2003 and June 30, 2004                F-2

      Statements of Operations for the year ended December 31, 2003 and Inception (June 7, 2002) to December 31, 2002 and the
          Six Months Ended June 30, 2004 and June 30,2003 (unaudited)        F-3

     Statement of Stockholders' Deficit from Inception (June 7, 2002)
          to June 30, 2004                                                   F-4

     Statements of Cash Flows for the years ended December 31, 2003 and Inception (June 7, 2002) to December 31, 2002 and the
         Six Months Ended June 30, 2004 and June 30, 2003 (unaudited)        F-5
         Notes to Financial Statements

E. Randall Gruber, CPA, PC
================================================================================
Certified Public Accountant
10805 Sunset Office Drive
St. Louis, Missouri  63127

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Stockholders
Revolution Fighting, Inc.
Ann Arbor, Michigan

We have audited the accompanying balance sheet of Revolution Fighting, Inc. as of December 31, 2003 and June 30, 2004 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2003 and from inception (June 7, 2002) to December 31, 2002 and for the six months ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Fighting, Inc. as of December 31, 2003 and June 30, 2004 and the results of its operations and its cash flows for the year ended December 31, 2003 and from inception (June 7, 2002) to December 31, 2002 and for the six months ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred significant net losses since its inception, has no current source of material revenue and has a working capital deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty,


E. Randall Gruber, CPA, PC
Certified Public Accountant

St. Louis, Missouri
October 28, 2004


                                   REVOLUTION FIGHTING, INC.

                                        BALANCE SHEETS

                                                               December 31,        June 30,
                                                                   2003              2004
                                                               --------------   --------------

                            ASSETS

CURRENT ASSETS:
      Cash                                                     $          --    $          --
      Prepaid expenses                                                 2,558               --
      Other current assets                                             1,200            1,200
                                                               --------------   --------------
TOTAL CURRENT ASSETS                                           $       3,758    $       1,200
                                                               ==============   ==============


              LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
      Accounts payable                                                20,340           21,565
      Accrued legal judgment                                         110,000           25,000
      Accrued salary                                                 150,000          150,000
      Due to related party                                           218,362          303,362
                                                               --------------   --------------
TOTAL CURRENT LIABILITIES                                            498,702          499,927
                                                               --------------   --------------

COMMITMENTS AND CONTINGENCIES                                             --               --

STOCKHOLDERS' DEFICIT
      Preferred Stock, $0.001 par value; 5,000,000 shares
         authorized; 0 shares issued and outstanding                      --               --
      Common stock; $0.01 par value; 10,000,000 shares
         authorized; 3,686,850 shares issued and outstanding          36,869           36,869
      Additional paid-in capital                                     147,981          147,981
      Accumulated deficit                                           (679,794)        (683,577)
                                                               --------------   --------------
TOTAL STOCKHOLDERS' DEFICIT                                         (494,944)        (498,727)
                                                               --------------   --------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                    $       3,758    $       1,200
                                                               ==============   ==============


          The accompanying notes are an integral part of these financial statements.

                                             F-2


                                      REVOLUTION FIGHTING, INC.

                                      STATEMENTS OF OPERATIONS


                                                          Inception
                                              Year       (June 2, 2002)       Six Months Ended
                                             Ended            to         ---------------------------
                                           December 31,   December 31,     June 30,       June 30,
                                              2003            2002           2004           2003
                                           ------------   ------------   ------------   ------------
                                                                                         (unaudited)
REVENUE                                    $        --    $    12,000    $        --    $        --

COST OF REVENUE                                     --        240,677             --             --
                                           ------------   ------------   ------------   ------------
GROSS PROFIT (LOSS)                                 --       (228,677)            --             --
                                           ------------   ------------   ------------   ------------

EXPENSES:
     Selling, general and administrative       127,451        213,666          3,783         61,274
     Legal settlement                          110,000             --             --             --
                                           ------------   ------------   ------------   ------------
TOTAL EXPENSES                                 237,451        213,666          3,783         61,274
                                           ------------   ------------   ------------   ------------

LOSS FROM OPERATIONS                          (237,451)      (442,343)        (3,783)       (61,274)

PROVISION FOR INCOME TAXES                          --             --             --             --
                                           ------------   ------------   ------------   ------------

NET LOSS                                   $  (237,451)   $  (442,343)   $    (3,783)   $   (61,274)
                                           ============   ============   ============   ============

BASIC AND DILUTED LOSS PER
  COMMON SHARE                             $     (0.06)   $     (0.13)   $     (0.00)   $     (0.02)
                                           ============   ============   ============   ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING -
  BASIC AND DILUTED                          3,686,850      3,442,872      3,686,850      3,686,850
                                           ============   ============   ============   ============


             The accompanying notes are an integral part of these financial statements.

                                                 F-3


                                       REVOLUTION FIGHTING, INC.

                                   STATEMENT OF STOCKHOLDERS' DEFICIT

                             FROM INCEPTION (JUNE 7, 2002) TO JUNE 30, 2004



                                           Common Stock          Additional
                                     -------------------------     Paid-in    Accumulated
                                       Shares         Amount       Capital      Deficit        Total
                                     -----------   -----------   -----------  -----------   -----------

Balance, June 7, 2002                        --    $       --    $       --   $       --    $       --

Shares issued to founders for cash    3,400,000        34,000            --                     34,000
Shares issued for cash                   19,850           199        17,151                     17,350
Shares issued for services              267,000         2,670       130,830                    133,500
Net loss                                                                        (442,343)     (442,343)
                                     -----------   -----------   -----------  -----------   -----------
Balance, December 31, 2002            3,686,850        36,869       147,981     (442,343)     (257,493)

Net loss                                                                        (237,451)     (237,451)
                                     -----------   -----------   -----------  -----------   -----------
Balance, December 31, 2003            3,686,850        36,869       147,981     (679,794)     (494,944)

Net loss                                                                          (3,783)       (3,783)
                                     -----------   -----------   -----------  -----------   -----------
Balance, June 30, 2004                3,686,850    $   36,869    $  147,981   $ (683,577)   $ (498,727)
                                     ===========   ===========   ===========  ===========   ===========

               The accompanying notes are an integral part of these financial statements.

                                                  F-4



                                               REVOLUTION FIGHTING, INC.

                                                STATEMENTS OF CASH FLOWS

                                                                         Inception
                                                           Year        (June 2, 2002)           Six Months Ended
                                                          Ended              to         -------------------------------
                                                       December 31,      December 31,       June 30,         June 30,
                                                           2003             2002             2004              2003
                                                      --------------   --------------   --------------   --------------
                                                                                                           (unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
   Net loss                                           $    (237,451)   $    (442,343)   $      (3,783)   $     (61,274)
   Adjustment to reconcile net loss to net cash
     used in operating activities:
      Issuance of common stock for services                      --          133,500               --               --
   Changes in operating assets and liabilities:
     Prepaid expenses                                        (2,558)              --            2,558               --
     Other current assets                                    (1,200)              --               --           (1,200)
     Accounts payable                                        20,340               --            1,225           10,862
     Accrued legal judgment                                 110,000               --               --               --
     Accrued salary                                         100,000           50,000               --           50,000
                                                      --------------   --------------   --------------   --------------
Net cash used in operating activities                       (10,869)        (258,843)              --           (1,612)
                                                      --------------   --------------   --------------   --------------

CASH FLOW FROM FINANCING ACTIVITIES:
   Cash overdraft, net                                           --               --               --              341
   Advances from related party, net                           7,292          211,070               --           (2,306)
   Proceeds from sale of common stock                            --           51,350               --               --
                                                      --------------   --------------   --------------   --------------
Net cash provided by financing activities                     7,292          262,420               --           (1,965)
                                                      --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN CASH                                  (3,577)           3,577               --           (3,577)

CASH, Beginning of period                                     3,577               --               --            3,577
                                                      --------------   --------------   --------------   --------------

CASH, End of period                                   $          --    $       3,577    $          --    $          --
                                                      ==============   ==============   ==============   ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

   Interest paid                                      $          --    $          --    $          --    $          --
                                                      ==============   ==============   ==============   ==============
   Income taxes paid                                  $          --    $          --    $          --    $          --
                                                      ==============   ==============   ==============   ==============



                       The accompanying notes are an integral part of these financial statements.

                                                          F-5

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004



NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         Organization and Line of Business
         ---------------------------------

         Revolution Fighting Inc. ("Revolution" or the "Company") was incorporated in the state of Delaware on June 7, 2002 and is a sports entertainment company. The Company stages professional sporting events, including extreme fighting and professional boxing. The Company outsources all production, logistics, and broadcast functions.

         Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company incurred a net loss for the year ended December 31, 2003 of $237,451 and at June 30, 2004, had an accumulated deficit of $683,577 and a working capital deficit of $498,727. In addition, the Company generates minimal revenue from its operations. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

         The Company plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence. The Company is currently looking to stage professional sporting events and is seeking to raise additional capital through the issuance of debt or equity securities.

         Interim Financial Statements
         ----------------------------

         The unaudited financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of its operations, and cash flows for the periods presented. The accompanying unaudited financial statements are presented in accordance with the requirements for Form 10-QSB and
         Article 10 of Regulation S-X and Regulation S-B. Accordingly, they do not include all the disclosures normally required by generally accepted accounting principles.


         Stock Based Compensation
         ------------------------

         SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation issued to

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004


         employees. For options granted to employees where the exercise price is less than the fair value of the stock at the date of grant, the Company recognizes an expense in accordance with APB 25. For non-employee stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.


         Use of Estimates
         ----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. As of June 30, 2004, the Company used estimates in determining the common stock issued for services. Actual results could differ from these estimates.


         Fair Value of Financial Instruments
         -----------------------------------

         For certain of the Company's financial instruments, including cash and cash equivalents, prepaid expenses, other current assets, accounts payable, accrued legal judgment and due to related party, the carrying amounts approximate fair value due to their short maturities.


         Cash and Cash Equivalents
         -------------------------

         For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit.


         Concentration of Credit Risk
         ----------------------------

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.


         Revenue Recognition
         -------------------

         The Company generates revenue from the staging of professional sporting events. The Company recognizes revenue at the time the event takes place.

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004


         Impairment of Long-Lived Assets
         -------------------------------

         SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The Company has no impairment issues to disclose.


         Income Taxes
         ------------

         The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


         Earnings (Loss) Per Share
         -------------------------

         The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. The Company had no potential common shares equivalents as of June 30, 2004 or December 31, 2003 and 2002.


         Comprehensive Loss
         ------------------

         SFAS No. 130, "Reporting Comprehensive Loss," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the six months ended June 30, 2004 and the year ended December 31, 2003 and inception (June 7, 2002) to December 31, 2002, the Company does not have items that represented other comprehensive income and, accordingly, has not included in the statement of stockholders' deficit the change in comprehensive loss.

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004


         Recently Issued Accounting Pronouncements
         -----------------------------------------

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (an interpretation of Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements). Interpretation 46 addresses consolidation by business enterprises of entities to which the usual condition of consolidation described in ARB-51 does not apply. The Interpretation changes the criteria by which one company includes another entity in its consolidated financial statements. The general requirement to consolidate under ARB-51 is based on the presumption that an enterprise's financial statement should include all of the entities in which it has a controlling financial interest (i.e., majority voting interest). Interpretation 46 requires a variable interest entity to be consolidated by a company that does not have a majority voting interest, but nevertheless, is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. In December 2003, the FASB concluded to revise certain elements of FIN 46, primarily to clarify the required accounting for interests in variable interest entities. FIN-46R replaces FIN-46, that was issued in January 2003. FIN-46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN-46 as of December 24, 2003. In certain situations, entities have the option of applying or continuing to apply FIN-46 for a short period of time before applying FIN-46R. In general, for all entities that were previously considered special purpose entities, FIN 46 should be applied for registrants who file under Regulation SX in periods ending after March 31, 2004, and for registrants who file under Regulation SB, in periods ending after December 15, 2004. The Company does not expect the adoption to have a material impact on the Company's financial position or results of operations.

         During April 2003, the FASB issued SFAS 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after September 30, 2003. The adoption of this statement had no impact on the Company's financial statements.

         During May 2003, the FASB issued SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public entities at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of this statement had no impact on the Company's financial statements.

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004


         In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which replaces the previously issued Statement. The revised Statement increases the existing disclosures for defined benefit pension plans and other defined benefit postretirement plans. However, it does not change the measurement or recognition of those plans as required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Specifically, the revised Statement requires companies to provide additional disclosures about pension plan assets, benefit obligations, cash flows, and benefit costs of defined benefit pension plans and other defined benefit postretirement plans. Also, companies are required to provide a breakdown of plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and target allocation percentages for these asset categories. The Company has implemented this pronouncement and has concluded that the adoption has no material impact to the financial statements.

         In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." SAB 104 supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("the FAQ") issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not impact the financial statements.

NOTE 2 - ACCRUED LEGAL JUDGMENT

         In January 2004, the Company entered into a settlement agreement with the plaintiff whereby the Company agreed to pay the plaintiff $110,000 as follows:

                            January 19, 2004                      $     30,000
                            January 31, 2004                            30,000
                            April 30, 2004                              25,000
                            July 30, 2004                               25,000
                                                                  ------------
                                                                  $    110,000
                                                                  ============

         All of the above payments were made as scheduled.

NOTE 3 - RELATED PARTY TRANSACTIONS

         As of December 31, 2003 and June 30, 2004, the Company owed a related party, Peter Klamka (the Company's majority stockholder and its Chairman and CEO), $218,362 and $303,362 (unaudited), respectively, as a result of advances made to the Company by Mr. Peter Klamka to fund its operations. These advances are non-interest bearing and are payable upon demand.

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004


NOTE 4 - STOCKHOLDERS' DEFICIT

         During the period from inception (June 2, 2002) to December 31, 2002, the Company issued 3,400,000 shares of common stock to its founders for $34,000 and issued 19,850 shares of common stock in private placement transactions for gross proceeds of $17,350.

         During the period from inception (June 2, 2002) to December 31, 2002, the Company issued 267,000 shares of common stock to consultants for services rendered valued at $133,500. The value of the common stock issued was based on the most recent price of the Company's common stock issued in a private placement transaction.


NOTE 5 - INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 2004 are as follows:

         Deferred tax assets:
               Federal net operating loss                        $      90,526
               State net operating loss                                 20,041
               Accrued legal judgment                                   10,000
               Accrued salary                                           60,000
               Equity instruments issued for compensation               53,400
                                                                 --------------

         Total deferred tax assets                                     233,967
               Less valuation allowance                               (233,967)
                                                                 --------------

                                                                 $          --
                                                                 ==============

         At June 30, 2004, the Company had federal and state net operating loss ("NOL") carryforwards of approximately $266,000 and $286,000, respectively. Federal NOLs could, if unused, expire in varying amounts in the years 2017 through 2018. State NOLs, if unused, could expire in varying amounts from 2012 through 2018.


         The valuation allowance decreased by $34,000 during the six months ended June 30, 2004. The Company has provided a 100% valuation allowance on the deferred tax assets at June 30, 2004 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

                            REVOLUTION FIGHTING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                    FOR THE YEAR ENDED DECEMBER 31, 2003 AND
                INCEPTION (JUNE 2, 2002) TO DECEMBER 31, 2002 AND
                       THE SIX MONTHS ENDED JUNE 30, 2004


         The reconciliation of the effective income tax rate to the federal statutory rate for the year ended December 31, 2003 and from inception (June 7, 2002) to December 31, 2002 is as follows:

                                                              2003       2002
                                                             -----      -----

         Federal income tax rate                             (34%)      (34%)
         State tax, net of federal benefit                    (5%)       (5%)
         Accrual for legal settlement                         19%         -
         Accrual for unpaid salaries                          17%        12%
         Equity instruments issued for compensation            -          5%
         Increase in valuation allowance                       3%        22%
                                                             -----      -----
         Effective income tax rate                             0%         0%
                                                             =====      =====


NOTE 6 - SUBSEQUENT EVENTS

         In August 2004, the Company issued 565,000 shares of common stock for services valued at $56,500.

                                    PART III


ITEM 1     INDEX TO EXHIBITS

NUMBER     DESCRIPTION

3.1        Amended and restated certificate of incorporation of Revolution
           Fighting, Inc.

3.3        Bylaws of Revolution Fighting, Inc.

10.1       Promissory note by Revolution Fighting, Inc. in favor of Peter Klamka



                                   SIGNATURES

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       REVOLUTION FIGHTING, INC.


Date: November 4, 2004                 By: /s/ Peter Klamka
                                           -------------------------------------
                                           Peter Klamka
                                           President and Chief Executive Officer